UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                            _______________________

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (AMENDMENT NO. 3)
                            _______________________

                           GARDEN RIDGE CORPORATION
                               (Name of Issuer)

                         COMMON STOCK, par value $.01
                        (Title of Class of Securities)

                                   36541P104
                                (CUSIP Number)
                            _______________________

                             ROBERT M. HIRSH, ESQ.
                   PAUL, WEISS, RIFKIND, WHARTON & GARRISON
                          1285 AVENUE OF THE AMERICAS
                            NEW YORK, NY 10019-6064
                           TEL. NO.:  (212) 373-3000
                    (Name, Address and Telephone Number of
                     Person Authorized to Receive Notices
                              and Communications)
                            _______________________

                                 JUNE 14, 1996
                     (Date of Event which Requires Filing
                              of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                               Page 1 of 12 Pages

                               SCHEDULE 13D
CUSIP NO.  36541P104                                       Page  2 of 12 Pages

1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Teribe Limited
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (A) [  ]
                                                                     (B) [  ]
3            SEC USE ONLY

4            SOURCE OF FUNDS

                   OO
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                       [  ]

6            CITIZENSHIP OR PLACE OF ORGANIZATION

                  British Virgin Islands
             7                   SOLE VOTING POWER
NUMBER OF
SHARES                                  1,635,276{*/}
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH
             8                   SHARED VOTING POWER

                                        0
             9                   SOLE DISPOSITIVE POWER

                                        1,635,276{*/}
             10                  SHARED DISPOSITIVE POWER

                                        0
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,635,276{*/}
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                                     [  ]

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  9.38% (percentage based on 8,713,533 shares shown as outstanding at June 10, 1996 (before the June 14, 1996 2-for-1 stock split) on the Issuer's Quarterly Report on Form 10-Q for the quarter ended April 28, 1996).

14           TYPE OF REPORTING PERSON

                  CO

- ----------------------------
Footnotes:

         {*/}    Reflects a 2 -for- 1 stock split on June 14, 1996.


                              Page 2 of 12 Pages

               AMENDMENT NO. 3 TO SCHEDULE 13D
               -------------------------------

          This Amendment No. 3 amends and restates in its entirety the Statement on Schedule 13D relating to the beneficial ownership by Teribe Limited of shares of Common Stock, par value $.01 per share, of Garden Ridge Corporation.

ITEM 1.  SECURITY AND ISSUER.

          This statement on Schedule 13D relates to the common stock, par value $.01 per share (the "Common Stock"), of Garden Ridge Corporation, a Delaware corporation (the "Company"), whose principal executive office is located at 19411 Atrium Place, Suite 170, Houston, Texas 77084. The Company's shares of Common Stock are referred to herein as the Shares.


ITEM 2.  IDENTITY AND BACKGROUND.

          (a) This statement is filed by Teribe Limited, a British Virgin Islands international business company ("Teribe"). The principal business of Teribe is the investment and reinvestment of its resources, directly or through affiliates, in the securities of enterprises in various parts of the world, including the United States.

          Teribe is a wholly owned subsidiary of Real Limited, a British Virgin Islands international business company ("Real"). The principal business of Real is the investment of its resources in marketable securities and commodities and, through affiliates such as Teribe, in securities of other enterprises in various parts of the world.

          Real is a subsidiary of Entreprises Quilmes S.A. ("EQ"), a Luxembourg holding company whose shares, which are issued in bearer form, are listed and traded on the Paris and Luxembourg Stock Exchanges. EQ's principal business is serving as an investment holding company.

          The names of the directors and executive officers of Teribe, Real and EQ are set forth on Schedules 1, 2 and 3 hereto, respectively, which are incorporated herein by reference. No person controls or shares in the control of EQ who is not a member of its board of directors.


          (b) The address of the principal office of Teribe and Real is Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, British Virgin Islands. The principal business address of EQ is 84, Grand-Rue, L-1660 Luxembourg. The business address of each of the other persons named in
Item 2(a) is set forth on Schedules 1, 2 and 3 hereto, which are incorporated herein by reference.

          (c) The present principal occupation of each individual set forth in Item 2(a) is set forth on Schedules 1, 2 and 3 hereto, which are incorporated herein by reference.

          (d) Neither Teribe nor, to the best of its knowledge, Real, EQ or any of the directors or executive officers of Teribe, Real or EQ has been convicted during the last five years in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                             Page 3 of 12 Pages

          (e) Neither Teribe nor, to the best of its knowledge, Real, EQ or any of the directors or executive officers of Teribe, Real or EQ has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such individual was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) The citizenship of each individual set forth in Item 2(a) is set forth on Schedules 1, 2 and 3 hereto.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR
          OTHER CONSIDERATION.

          Teribe acquired 335,000 Shares in the Company's initial public offering in May 1995. Teribe obtained the funds for the purchase of such Shares entirely from its own resources.

          On August 31, 1995, Teribe acquired beneficial ownership of an additional 336,442 Shares following the release of such Shares from a management agreement and the distribution of such Shares to Teribe by two entities (the "Direct Holders") in which Teribe has an ownership interest. Prior to such release and distribution, the 336,442 Shares (as well as certain other Shares of the Company) were subject to a management agreement with Three Cities Holding Limited (the "management company"). Pursuant to the management agreement, the management company had the sole right to vote and dispose of such Shares. On August 31, 1995, certain Shares subject to the management agreement (including the 336,442 Shares referred to above) were released from the management agreement for no consideration and were distributed to the holders of such Shares. Such distribution included the distribution of the 336,442 Shares to the Direct Holders. Such entities subsequently distributed such Shares to Teribe for no consideration.

          Teribe sold an aggregate of 131,442 Shares on various dates in September, October and November 1995, reducing its beneficial ownership following such sales to 540,000 Shares.

          In March 1996, and effective as of March 22, 1996, an additional 119,795 Shares that were subject to the management agreement and held by the Direct Holders were released from the management agreement and distributed to Teribe for no consideration, increasing the number of Shares beneficially owned by Teribe to 659,795 Shares.

          On June 14, 1996, an additional 157,843 Shares subject to the management agreement and held by the Direct Holders were released from the management agreement and distributed to Teribe for no consideration, increasing the number of Shares beneficially owned by Teribe to 817,638 Shares. As a result of a 2-for-1 stock split that was effected as of June 14, 1996, Teribe beneficially owns 1,635,276 Shares.


ITEM 4.   PURPOSE OF TRANSACTION.

          The purpose of the acquisition of the Shares by Teribe in the initial public offering was for investment. Teribe acquired beneficial ownership of the Shares distributed in August 1995, March 1996 and June

                             Page 4 of 12 Pages

1996 for investment and for possible resale from time to time in open market transactions as market conditions warrant.

          Except as described above, Teribe has no plans or proposals which relate to or would result in:

          (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

          (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

          (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

          (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

          (e) Any material change in the present capitalization or dividend policy of the Company;

          (f) Any other material change in the Company's business or corporate structure;

          (g) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

          (h) Causing a class of securities of the Company to be delisted from a National Securities Exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered National Securities Association;

          (i)  A class of equity securities of the
Company becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934; or

          (j)  Any action similar to any of those enumerated above.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          (a) After giving effect to the distributions and stock split described in Item 3, Teribe beneficially owns 1,635,276 (9.38%) of the outstanding shares of Common Stock of the Company.

          (b) Teribe has the sole power to vote, direct the vote of, dispose of or direct the disposition of any and all Shares held by Teribe.

          (c) Neither Teribe, nor to the best knowledge of Teribe, any of the persons listed in Item 2(a) has effected any transaction in the Common Stock of the Company within the past 60 days.

                             Page 5 of 12 Pages

          (d) Except as set forth in this Item 5, to the best knowledge of Teribe, none of the persons named in Item 2(a) beneficially owns any shares of Common Stock of the Company. On the basis of its control, through an intermediate holding company, of Teribe, the board of directors of EQ may be deemed to have the ultimate power to direct the voting or disposition, as well as the application of dividends from, or the proceeds of the sale of, the Shares owned by Teribe.

          (e)  Not applicable.

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS
          OR RELATIONSHIPS WITH RESPECT TO SECURITIES
          OF THE ISSUER.

          To the knowledge of Teribe, except as set forth in Items 3 and 5, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in response to Item 2 and between such persons and any other person with respect to any securities of the Company.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          Exhibit 1   Power of Attorney

                             Page 6 of 12 Pages

                                SIGNATURE

          After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  July 30, 1996

                         TERIBE LIMITED


                         By:  /s/  J. WILLIAM UHRIG
                            --------------------------
                            Name:  J. William Uhrig
                            Title: Attorney-in-Fact

                             Page 7 of 12 Pages

                                                                     SCHEDULE 1

                                    TERIBE LIMITED


                                                 Principal Occupation or
                                                 Employment and the Name,
                                                 Principal Business and Address
                                                 of Organization in which such
                            Residence or         Employment is Conducted
        Name              Business Address       (if any)                       Citizenship
  ----------------       ------------------     ------------------------------- -----------

Christian Baillet       243, Blvd. St. Germain          Company Director        French
Director; President     F-75007 Paris, France

Walter Knecht           Regensdorferstrasse 144         Company Director        Swiss
Director; Secretary     CH-8049, Zurich
                        Switzerland

Kurt Sonderegger        Birkenstrasse 18                Company Director        Swiss
Director                CH-8302, Kloten
                        Switzerland



                             Page 8 of 12 Pages

                                                                     SCHEDULE 2


                                REAL LIMITED



                                                                Principal Occupation or
                                                                Employment and the Name,
                                                                Principal Business and Address of
                                                                Organization in which such
                                    Residence or                Employment is
        Name                      Business Address                    Conducted (If Any)              Citizenship
   --------------                ------------------            -----------------------------------   -------------
Julio E. Nu<n~>ez               69 Chester Square                       Company Director                    Argentine
Director; President             London SWI, England

Christian Baillet               243, Blvd. St. Germain                  Company Director                     French
Director; Treasurer             F-75007 Paris, France

Walter Knecht                   Regensdorferstrasse 144                 Company Director                      Swiss
Director                        CH-8049, Zurich
                                Switzerland

Kurt Sonderegger                Birkenstrasse 18                        Company Director                      Swiss
Authorized signatory            CH-8302, Kloten
                                Switzerland

Carlo Hoffmann                  84, Grand-Rue                           Company Director                   Luxembourg
Secretary General               L-1660 Luxembourg


                             Page 9 of 12 Pages

                                                                     SCHEDULE 3


                               ENTREPRISES QUILMES S.A.



                                                                Principal Occupation or
                                                                Employment and the Name,
                                                                Principal Business and Address
                                                                of Organization in which such
                                    Residence or                Employment is
        Name                      Business Address                    Conducted (If Any)            Citizenship
- -------------------              ------------------             --------------------------------    -----------
Julio E. Nu<n~>ez               69 Chester Square                      Company Director                   Argentine
Director; President             London SWI, England

Christian Baillet               243, Blvd. St. Germain                 Company Director                    French
Director; CEO                   F-75007 Paris, France

Peter Bemberg                   31, Rue De Bellechasse                 Company Director                    French
Director                        F-75007 Paris, France

Charles de Montalembert         82 Blvd. Arago                         Company Director                    French
Director                        F-75013 Paris, France

Alvaro Sainz de Vicu<n~>a       Calle Dr Fleming 3                     Company Director                    Spanish
Director                        8th Floor
                                Madrid 98036, Spain

Andr<e'> Elvinger               15 C<o^>te d'Eich                      Attorney-at-Law                    Luxembourg
Director                        1450 Luxembourg                        Luxembourg
                                Gd. Duchy of Luxembourg

                            Page 10 of 12 Pages


                                                                Principal Occupation or
                                                                Employment and the Name,
                                                                Principal Business and Address
                                                                of Organization in which such
                                    Residence or                Employment is
        Name                      Business Address                    Conducted (If Any)            Citizenship
  ----------------               ------------------             -------------------------------    -------------

Paul de Ganay                   57, Rue St. Dominique                  Company Director                    French
Director                        F-75007 Paris, France

Hans J<o">rg Furrer             Bleicherweg 33                         Company Director                     Swiss
Director                        CH-8002, Zurich
                                Switzerland

Louis James de Viel Castel      25 bis rue de Constantine              Company Director                    French
Director                        F-75007 Paris, France

Norberto Morita                 TTE Genl Ricchieri 1221                Company Director                   Argentine
                                Hurlingham, Buenos Aires
                                Argentina

International Advisory Services Craigmuir Chambers                     Company Director            British Virgin Islands
(IAS)                           Road Town, Tortola
                                British Virgin Islands

Carlo Hoffman                   84, Grand-Rue                          Company Director                  Luxembourg
Secretary General               L-1660 Luxembourg


                             Page 11 of 12 Pages